SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               Dated March 30, 2004

                            REGISTRATION NO. 333-102931

                                PENN BIOTECH INC.
                              ------------------------


 16th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
                             Telephone: 604-683-0082

                                 [GRAPHIC  OMITTED]

                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PENN BIOTECH INC.


Date: March 30, 2004                                         By: /s/ Jai Woo Lee
                                                               Name: Jai Woo Lee
                                                                Title: President

ITEM 1.  CHANGES IN CONTROL

ITEM 1.  INCREASE IN AMOUNT OUTSTANDING OF SECURITIES

On March 15, 2004, the board of directors of Penn Biotech Inc. (the "Company") authorized the issuance of 2,558,920 restricted shares of common stock in settlement of outstanding accounts payable. As a result, the total outstanding shares of the Company has increased to 17,832,244.


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